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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 2000



                         Commission File Number 1-11154



                      A.   UDS 401(k) Retirement Savings Plan

                      B.   Ultramar Diamond Shamrock Corporation
                           6000 North Loop 1604 West
                           San Antonio, TX  78249-1112




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







                       UDS 401(k) RETIREMENT SAVINGS PLAN
             Index to Financial Statements and Supplemental Schedule
                           December 31, 2000 and 1999


                                                                        Page
                                                                        ----

Report of Independent Public Accountants................................   3

Financial Statements:

     Statements of Net Assets Available for Plan Benefits
       as of December 31, 2000 and 1999.................................   4

     Statements of Changes in Net Assets Available for Plan Benefits
       for the Years Ended December 31, 2000 and 1999...................   5

     Notes to Financial Statements......................................   6

Supplemental Schedule:

     Schedule I - Schedule of Assets (Held at End of Year)
       as of December 31, 2000..........................................  13

Signature...............................................................  14

Consent of Independent Public Accountants...............................  15

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Employee Benefits Committee of
Ultramar Diamond Shamrock Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the UDS 401(k) Retirement Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for each of the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000 included as Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



San Antonio, Texas
June 20, 2001


                       UDS 401(k) RETIREMENT SAVINGS PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                    December 31,
                                                    ------------
Assets                                       2000                 1999
                                             ----                 ----
Investments, at fair value                $ 236,460,520        $ 198,067,614
                                            -----------          -----------

Contributions receivable:
  Employer                                      783,829              578,270
  Employee                                    2,193,586            1,889,132
                                            -----------          -----------
                                              2,977,415            2,467,402
                                            -----------          -----------

Net assets available for plan benefits    $ 239,437,935        $ 200,535,016
                                            ===========          ===========

                 See accompanying notes to financial statements.


                       UDS 401(k) RETIREMENT SAVINGS PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                   Years Ended December 31,
                                                  2000                 1999
                                                  ----                 ----
Additions to net assets:
  Investment income:
    Interest and dividend income              $  14,137,490        $  10,480,909
    Net appreciation in fair value
     of investments                               4,207,739            4,768,588
                                                -----------          -----------
                                                 18,345,229           15,249,497
                                                -----------          -----------
  Contributions:
    Employer                                      4,724,109            4,038,773
    Employee                                     12,974,092           10,663,142
                                                -----------          -----------
                                                 17,698,201           14,701,915
                                                -----------          -----------

Asset transfers in from other plans              33,733,099           44,553,225
                                                -----------          -----------

     Total additions                             69,776,529           74,504,637
                                                -----------          -----------

Deductions from net assets:
  Benefits paid to participants                  30,873,610           17,534,700
                                                -----------          -----------

Net increase in net assets available for
 plan benefits                                   38,902,919           56,969,937

Net assets available for plan benefits:
  Beginning of year                             200,535,016          143,565,079
                                                -----------          -----------
  End of year                                 $ 239,437,935        $ 200,535,016
                                                ===========          ===========

                 See accompanying notes to financial statements.

                       UDS 401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999


NOTE 1: DESCRIPTION OF PLAN

The following description of the UDS 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering all eligible employees of Ultramar Diamond Shamrock Corporation (UDS). Eligible employees include all non-union employees and certain union employees who have completed one year of service and who are at least 18 years old. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

UDS is the Sponsor of the Plan. The Employee Benefits Committee (the Administrator) which consists of at least three members appointed by the Chief Executive Officer of UDS administers the Plan. The trustee and recordkeeper of the Plan is Vanguard Fiduciary Trust Company.

Plan Mergers and Acquisition: On August 31, 2000, UDS acquired the Golden Eagle Refinery from Tosco Corporation. Effective September 1, 2000, the employees at the Golden Eagle Refinery became eligible to participate in the Plan. In connection with this acquisition, UDS agreed to accept the transfer of each Golden Eagle employee's account balance from the Tosco Corporation Capital Accumulation Plan (the Tosco Plan). Effective October 31, 2000, the Golden Eagle employee accounts in the Tosco Plan were transferred to the UDS 401(k) Retirement Savings Plan. These transfers are included in asset transfers in from other plans in the statement of changes in net assets available for plan benefits for the year ended December 31, 2000.

On September 29, 2000, UDS acquired Valley Shamrock, Inc. Effective with this acquisition, employees of Valley Shamrock, Inc. became eligible to participate in the Plan.

Effective September 30, 1999, the Ultramar Diamond Shamrock Corporation Employee Stock Ownership Plan I and the Ultramar Diamond Shamrock Employee Stock Ownership Plan II (collectively known as the ESOP Plans) were merged with the Plan. Participant account balances from the respective ESOP Plans were transferred from Key Trust Company, the trustee of the ESOP Plans, to Vanguard Fiduciary Trust Company's UDS ESOP1 Stock Fund and UDS ESOP2 Stock Fund. These transfers are included in asset transfers in from other plans in the statement of changes in net assets available for plan benefits for the year ended December 31, 1999. After the transfers were completed, 25% of the common shares were immediately eligible for diversification by the ESOP Plans' participants, with an additional 25% becoming eligible on January 1, 2000, 2001, and 2002. Contributions to the UDS ESOP1 Stock Fund or the UDS ESOP2 Stock Fund by the participants are not permitted.

Contributions: Participants can contribute from 1% to 15% of their compensation, as defined in the Plan. In addition, any employee may make rollover contributions. For the years ended December 31, 2000 and 1999, rollover contributions were $1,419,209 and $54,103, respectively, and are included in employee contributions in the statements of changes in net assets available for plan benefits. UDS contributes from $0.60 to $1.00 for every $1.00 of the participant's contribution up to 6% of compensation. These matching contributions are invested in the same investment fund(s) and in the same proportion as the participant's current investment options. UDS will also contribute 2% of compensation for certain participants from the Golden Eagle Refinery.

UDS may make discretionary company contributions to the Plan for a plan year, subject to certain limitations. For the years ended December 31, 2000 and 1999, UDS did not make additional discretionary company contributions to the Plan.

The Internal Revenue Code establishes an annual limitation on the amount of individual pre-tax salary deferral contributions. This limit for 2000 and 1999 was $10,500 and $10,000, respectively.

Participant Accounts: Each participant's account is valued on a daily basis and is equal to the participant's and company contributions plus investment income less benefits paid to the participant and loans.

Vesting: Participants vest immediately in their contributions, rollover contributions and actual earnings thereon. Participants become 100% vested in company matching and discretionary contributions and related earnings after five years of service. Certain participants are subject to accelerated vesting as a result of special Plan provisions associated with past mergers. However, a participant will be vested in 100% of his account balance upon his death, disability, attainment of Normal Retirement Age, as defined in the Plan, termination or partial termination of the Plan or a change in control, as defined in the Plan. (See Note 10).

Investment Options: During the years ended December 31, 2000 and 1999, participants were able to allocate their contributions and transfer existing account balances, except for certain amounts restricted under the UDS ESOP1 Stock Fund and the UDS ESOP2 Stock Fund, among mutual funds, a collective trust, other self-directed investments and the Ultramar Diamond Shamrock Corporation Common Stock Fund.

The collective trust is tax-exempt and invests primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The contracts are fully benefit responsive and are recorded at fair value. The average yield for the years ended December 31, 2000 and 1999 was 6.19% and 5.93%, respectively. The crediting interest rate as of December 31, 2000 and 1999 was 6.24% and 5.87%, respectively.

Transfers: Plan participants can transfer the balances in any of the investment options on a daily basis.

Participant Loans: Participants may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The participant may elect a repayment term of up to five years for general purpose loans or up to 10 years for the purchase of a primary residence. The loan is secured by a lien on the participant's vested account balance and bears interest at a reasonable rate as determined by the Administrator. Principal and interest is repaid through payroll deductions. A participant can have only one loan outstanding at any time and must wait three months after paying off a loan before initiating a new loan.

Payment of Benefits: On termination of service, a participant can choose a lump-sum distribution equal to the vested interest of his or her account or can defer receipt of such distribution, depending on the terminated participant's vested account balance. If the vested account balance is less than $5,000, the distribution can not be deferred. If the vested account balance is more than $5,000, the participant can consent to the distribution, or can defer to a later date, but not later than the normal retirement date. If the participant takes no action, the distribution is made at normal retirement date. Optional forms of payments are available to certain participants as described in the Plan agreement.

In the event of hardship, participants can elect to withdraw a portion of their vested account balance, subject to tax penalties and the cessation of elective deferral contributions under certain circumstances.

Forfeitures: In the event a participant terminates before becoming 100% vested in the employer contributions, the nonvested employer contribution amounts held in the participant's account will be forfeited. If the terminated participant receives a distribution from the vested portion of his account, the nonvested amounts remaining in the participant's account are treated as a forfeiture. Forfeited amounts are used to reduce future employer contributions or defray Plan administrative costs. During 2000 and 1999, employer contributions were reduced by $230,659 and $159,893 from forfeited nonvested accounts, respectively. At December 31, 2000 and 1999, $20,102 and $30,036, respectively, in unused forfeitures were available for future use under the Plan.

NOTE 2: SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting: The Plan's financial statements are prepared on the accrual basis of accounting. Benefits paid to participants are recorded when paid.

Use of Estimates: The preparation of financial statements in conformity with United States' generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: Investments in mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan as of the balance sheet date. The Plan's investment in the collective trust is valued at fair value. Self-directed investments are valued at quoted market prices as of the balance sheet date. Participant loans are valued at cost which approximates fair value. UDS common stock is valued at its quoted market price as of the balance sheet date.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in interest and dividend income.

Net Appreciation in Fair Value of Investments: Net appreciation in fair value of investments includes net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments in accordance with the rules enacted by the Department of Labor. The computation of realized gains and losses on the sale of investments is based on the fair value (rather than historical cost) of Plan assets at the beginning of the year or at the time of purchase if purchased during the year, compared to the sale price of the investment. The computation of unrealized appreciation (depreciation) of investments is based on the difference, if any, between fair value at the beginning of the year plus current year purchases compared to fair value at the end of the year.

Derivative Instruments: Effective January 1, 2001, the Plan adopted Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. This statement established accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivative instruments be recognized as either assets or liabilities in the statement of net assets available for plan benefits and be measured at their fair value. The Statement requires that changes in the derivative instrument's fair value be recognized currently in the statement of changes in net assets available for plan benefits unless specific hedge accounting criteria are met. There was no impact in adopting Statement No. 133, as amended, as the Plan does not hold or trade derivative instruments.

Plan Expenses: UDS pays the administrative expenses of the Plan and provides certain other services at no cost to the Plan.

Risks and Uncertainties: The Plan's investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and amounts presented in the statements of net assets available for plan benefits.

NOTE 3: INVESTMENTS

Investments that represent 5% or more of the Plan's net assets are as follows:

                                                         December 31,
                                                    2000               1999
                                                    ----               ----
     Vanguard 500 Index Fund                    $ 28,700,428      $ 24,842,696
     Vanguard PRIMECAP Fund                       57,159,426        35,806,727
     Vanguard U.S. Growth Fund**                  10,362,159        11,227,487
     Vanguard Wellington Fund                     29,783,466        27,767,821
     Vanguard Windsor II Fund**                    7,798,735         8,035,535
     Vanguard Retirement Savings Trust            27,341,012        30,768,546
     UDS ESOP1 Stock Fund   *                     36,290,707        31,731,479
     --------------
     * Nonparticipant-directed.
     **This  investment  at December  31, 2000 is less than 5% of the Plan's net  assets but is shown in the  schedule  for  comparative  purposes only.

During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                 Years Ended December 31,
                                              2000                  1999
                                              ----                  ----

     Mutual funds                           $(10,746,926)         $ 9,961,767
     Self-directed investments                       944                  375
     Common shares of
       Ultramar Diamond Shamrock
        Corporation                           14,953,721           (5,193,554)
                                              ----------            ---------

         Net appreciation in fair
          value of investments              $  4,207,739         $  4,768,588
                                              ==========           ==========

NOTE 4: NONPARTICIPANT-DIRECTED INVESTMENTS

The net assets and the changes in net assets relating to nonparticipant-directed investments (comprised of the UDS ESOP1 Stock Fund and UDS ESOP2 Stock Fund) as of and for the years ended December 31, 2000 and 1999 are shown below.

                                                          December 31,
                                                          -----------
                                                  2000                  1999
                                                  ----                  ----
     Net assets:
           Common shares of
            Ultramar Diamond Shamrock
             Corporation                       $ 45,170,172         $ 39,541,988
                                                 ==========           ==========


                                                    Years Ended December 31,
                                                    -----------------------
                                                 2000                 1999
                                                 ----                 ----
     Changes in net assets:
          Interest and dividend income         $  1,710,261      $      480,498
          Net appreciation (depreciation) in
            fair value of investments            12,456,093          (4,953,413)
          Asset transfers in from other plans             -          44,553,225
          Benefits paid to participants          (3,809,393)                  -
          Transfers to participant-directed
            investments                          (4,728,777)           (538,322)
                                                 ----------          -----------
     Net increase in net assets                   5,628,184          39,541,988
     Net assets, beginning of year               39,541,988                   -
                                                 ----------          -----------
     Net assets, end of year                   $ 45,170,172        $ 39,541,988
                                                 ==========          ===========

NOTE 5: PLAN TERMINATION

Although it has not expressed any intent to do so, UDS has the right under the Plan to discontinue or reduce its contributions and to terminate the Plan at any time subject to the provisions of ERISA.

NOTE 6: TAX STATUS

The Internal Revenue Service has determined and informed UDS by a letter dated September 22, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, UDS believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 7: PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and a collective trust managed by an affiliate of the Trustee and shares of common stock of UDS. Transactions in these investments qualify as party-in-interest transactions.

NOTE 8: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                       Years Ended December 31,
                                                                       2000                1999
                                                                       ----                ----
Benefits paid to participants per the financial statements           $ 30,873,610       $ 17,534,700
    Add: Amounts allocated to withdrawing participants
    at end of year                                                          1,167            221,857
    Less: Amounts allocated to withdrawing participants
       at beginning of year                                              (221,857)        (1,151,538)
                                                                      -----------         ----------
Benefits paid to participants per the Form 5500                      $ 30,652,920       $ 16,605,019
                                                                       ==========         ==========

NOTE 9: NONEXEMPT TRANSACTIONS

For the year ended December 31, 2000, there were no nonexempt transactions. For the year ended December 31, 1999, UDS failed to remit participant contributions totaling $971,756 to the Plan within the required period as specified by applicable Department of Labor regulations. These late contributions resulted in prohibited extensions of credit to UDS and represent nonexempt transactions. The late contributions plus interest of $5,503 were contributed to the Plan in July 2000. In May 2001, UDS paid interest of $8,838 for late remittance of contributions for the years ended December 31, 1998 and 1997 as assessed by the Department of Labor.

NOTE 10: SUBSEQUENT EVENT

On May 7, 2001, UDS announced that it had agreed to be acquired by Valero Energy Corporation for total consideration of approximately $4.0 billion plus the assumption of all outstanding debt of approximately $2.0 billion. Under the terms of the agreement and plan of merger, shareholders of UDS common stock will receive 1.228 shares of Valero common stock for approximately 50% of the outstanding shares of UDS common stock, and $55 per share in cash for the remaining 50%. The merger has been approved by the board of directors of both companies; however, closing of the transaction is subject to regulatory reviews and the approval of the shareholders of both companies. The merger is expected to close in the fourth quarter of 2001.

Valero Energy Corporation owns and operates six refineries in Texas, Louisiana, New Jersey and California with a combined throughput capacity of more than 1.0 million barrels per day. Valero markets its gasoline, diesel and other refined products in 34 states through a bulk and rack marketing network and, in California, through approximately 350 retail locations.

As noted above, the UDS board of directors approved the merger which constitutes a change in control as defined by the Plan agreement. At closing of the merger, participants will be 100% vested in their account balances which includes company matching and discretionary contributions.

Shares of UDS common stock held under the Plan, whether in the Ultramar Diamond Shamrock Corporation Common Stock Fund, the UDS ESOP1 Stock Fund or the UDS ESOP2 Stock Fund, will not be subject to the proration of cash and Valero common stock as described above. These shares will be converted into Valero common stock based on the exchange ratio.

                                   SCHEDULE I

                       UDS 401(k) RETIREMENT SAVINGS PLAN

                    Schedule of Assets (Held at End of Year)
                                December 31, 2000

                                                                                                              Current
      Identity of Issue                         Description of Investment                    Cost              Value

*  The Vanguard Group                 Vanguard 500 Index Fund                                     **        $  28,700,428
*  The Vanguard Group                 Vanguard Extended Market Index Fund                         **            1,267,441
*  The Vanguard Group                 Vanguard Federal Money Market Fund                          **            5,907,088
*  The Vanguard Group                 Vanguard International Growth Fund                          **            2,229,466
*  The Vanguard Group                 Vanguard International Value Fund                           **              990,897
*  The Vanguard Group                 Vanguard Long Term Corporate Fund                           **            1,546,359
*  The Vanguard Group                 Vanguard Long Term Treasury Fund                            **              440,727
*  The Vanguard Group                 Vanguard PRIMECAP Fund                                      **           57,159,426
*  The Vanguard Group                 Vanguard Total Bond Market Index Fund                       **            2,143,956
*  The Vanguard Group                 Vanguard U.S. Growth Fund                                   **           10,362,159
*  The Vanguard Group                 Vanguard Wellington Fund                                    **           29,783,466
*  The Vanguard Group                 Vanguard Windsor II Fund                                    **            7,798,735
   Credit Suisse                      Warburg Pincus Value Fund                                   **              150,066
*  The Vanguard Group                 Vanguard Retirement Savings Trust                           **           27,341,012

*  Ultramar Diamond                   Ultramar Diamond Shamrock Corporation
      Shamrock Corporation                ESOP1 Common Stock Fund                          $ 22,213,528        36,290,707

*  Ultramar Diamond                   Ultramar Diamond Shamrock Corporation
      Shamrock Corporation                ESOP2 Common Stock Fund                             6,209,366         8,879,465

*  Ultramar Diamond                   Ultramar Diamond Shamrock Corporation
      Shamrock Corporation             Common Stock Fund                                          **            8,712,974

*  UDS 401(k) Retirement              Participant loans --
      Savings Plan                      Interest rates range from 7% - 11.5%                      **            6,703,578

   Self-directed investments:
    Salomon Smith Barney Inc.         Smith Barney Money Funds                                    **                7,660
    Salomon Smith Barney Inc.         Smith Barney Appreciation Fund                              **               18,638
    Salomon Smith Barney Inc.         Government Backed Trust CL T-1                              **                8,770
    Salomon Smith Barney Inc.         Government Backed Trust CTF                                 **                7,821
    Salomon Smith Barney Inc.         Government Trust CTF CL 3-C-REG                             **                9,681
                                                                                                              -----------
                                                                                                            $ 236,460,520
                                                                                                              ===========

*    Parties-in-interest to the Plan.
** Historical cost information is omitted as it is participant-directed and is not required to be disclosed.

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized as of June 20, 2001.



UDS 401(k) Retirement Savings Plan

By:       /s/     Penelope Viteo
    ------------------------------------
     Penelope Viteo
     Member, Employee Benefits Committee and
     Vice President, Ultramar Diamond Shamrock Corporation

                                  Exhibit 23.1

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report dated June 20, 2001, included in this Form 11-K, into the Ultramar Diamond Shamrock Corporation's previously filed Registration Statement File No. 333-47322.

                                                          /s/ARTHUR ANDERSEN LLP


San Antonio, Texas
June 20, 2001